Exhibit 99.3

Consolidated Financial Statements
December 31, 2025 and 2024
(expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting
The accompanying audited consolidated financial statements, related note disclosures, and other financial information contained in the management’s discussion and analysis of NexGen Energy Ltd. (the “Company”) were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.
The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with the other financial information of the Company and for ensuring that management fulfills its financial reporting and internal control responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.
The Audit Committee is appointed by the Board of Directors and all of its members are non-management
directors. The Audit Committee reviews the audited consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

/s/ Leigh Curyer	/s/ Benjamin Salter

Leigh Curyer	Benjamin Salter
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 3, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of NexGen Energy Ltd.
Opinion on the Consolidated Financial
Statements
We have audited the accompanying consolidated statements of financial position of NexGen Energy Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 3, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of net realizable value of
non-current
strategic inventory
As discussed in Note 8 to the consolidated financial statements, the Company has non-current
strategic inventory valued at cost of $341,150 thousand as
of
December 31, 2025. As discussed in Note 4, inventories are measured at the lower of cost and net realizable value at each reporting period. As discussed in Note 3iv., net realizable value is an estimate which requires judgment to determine the expected selling price and estimated costs of completion of the strategic inventory.
We identified the evaluation of the Company’s determination of the net realizable value of non-current
strategic inventory as a critical audit matter. Subjective auditor judgment was required to evaluate the uncertainty over forecast uranium prices.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s inventory process, including the control related to the Company’s development of the forecast uranium prices used in the net realizable value calculation. We evaluated the Company’s forecast uranium prices by comparing them to relevant forecasts prepared by independent industry analysts. We assessed the relevance and reliability of the forecasts prepared by the independent industry analysts, including an assessment of their industry knowledge.
Sufficiency of audit evidence over
non-current
strategic inventory held at a third party location
As discussed in Note 8 to the consolidated financial statements, on May 28, 2024 the Company closed an agreement to purchase 2,702,411 pounds of natural uranium concentrate for an aggregate purchase price of $341,150 thousand. The inventory is exclusively held at a third party location. As of December 31, 2025 the strategic inventory had a carrying value of $341,150 thousand.
We identified the evaluation of the sufficiency of audit evidence obtained related to the existence of the quantity of strategic inventory held at a third party location as a critical audit matter. Challenging auditor judgment was required to determine the nature and extent of procedures to be performed over the quantity of strategic inventory held at the third party location.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s inventory process, including the control over the strategic inventory quantity held at the third party location. We obtained an external confirmation of inventory quantity held at the third party location and reconciled the quantity to the Company’s records. We performed additional audit procedures over the third party inventory location, including visiting the third party location and observing the overall existence and condition of customer inventories, understanding and observing the third party’s process and controls for receiving and shipment of uranium and understanding the process and controls at the third party custodian for maintaining customer records. We evaluated the overall sufficiency of audit evidence obtained over strategic inventory quantities held at the third party location by assessing the results of procedures performed including the appropriateness of such evidence.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2016.
Vancouver, Canada
March 3, 2026

Report of Independent Registered
Public
Accounting Firm
To the Shareholders and Board of Directors of NexGen Energy Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited NexGen Energy Ltd.’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 3, 2026 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is
responsible
for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion and Analysis under the heading “Management’s report of internal controls over financial reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 3, 2026

2

NexGen Energy Ltd.
Consolidated Statements of Financial Position
(expressed in thousands of Canadian Dollars)

	Note	December 31, 2025	December 31, 2024

Assets

Current assets

Cash		$802,578	$476,587

Short-term investments		321,084	–

Amounts receivable		2,232	1,727

Prepaid expenses and other assets		21,220	14,358

Lease receivable		512	512

		1,147,626	493,184

Non-current assets

Exploration and evaluation assets	5	812,270	584,889

Property and equipment	6	7,565	5,354

Investment in associate	7	153,845	229,594

Strategic inventory	8	341,150	341,150

Other non-current assets		10,477	3,072

Total assets		$2,472,933	$1,657,243

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$40,347	$18,683

Interest payable		2,594	2,719

Lease liabilities		697	926

Derivative liability	13	524	–

Convertible debentures	9	586,214	455,783

		630,376	478,111

Non-current liabilities

Long-term derivative liability	13	1,609	–

Other non-current liabilities		8,840	91

Total liabilities		$640,825	$478,202

Equity

Share capital	10	$2,377,951	$1,405,968

Reserves	10	172,754	142,619

Accumulated other comprehensive income (deficit)		(27,358)	12,017

Accumulated deficit		(691,239)	(381,563)

Total equity		1,832,108	1,179,041

Total liabilities and equity		$2,472,933	$1,657,243
 Nature of operations (Note 2)
 Commitments (Note 13)
 Subsequent events (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

1

NexGen Energy Ltd.
Consolidated Statements of Net Loss and Comprehensive Loss
(expressed in thousands of Canadian Dollars, except per share and share information)

	Note	Twelve months ended Dec 31,
		2025	2024

Expenses
Salaries, benefits and directors’ fees		$14,599	$13,831
Office, administrative, and travel		22,993	20,400
Professional fees and insurance		11,822	12,221
Depreciation	6	2,200	2,252
Share-based payments	10(b)	38,222	29,534
		(89,836)	(78,238)

Finance income		17,818	21,726
Mark-to-market gain (loss) on convertible debentures	9	(78,178)	18,375
Interest expense on convertible debentures	9	(46,446)	(32,497)
Interest on lease liabilities and accretion expense		(285)	(110)
Share of net loss from associate	7	(279)	(13,798)
Loss on dilution of ownership interest in associate	7	(11,481)	(113)
Impairment loss on investment in associate	7	(81,009)	–
Mark-to-market loss on derivative instruments	13	(2,133)	–
Foreign exchange gain (loss)		(3,739)	2,688
Other expense		–	(159)
Loss before taxes		(295,568)	(82,126)

Deferred income tax recovery (expense)	14	(14,108)	4,567
Net loss		(309,676)	(77,559)

Items that may not be reclassified subsequently to profit or loss:
Change in fair value of convertible debenture attributable to the change in credit risk	9	(52,253)	15,236
Deferred income tax recovery (expense)		14,108	(4,567)
Share of other comprehensive income (loss) from associate	7	(1,230)	3,389
Net comprehensive loss		$(349,051)	$(63,501)

Loss per share
Basic and diluted loss per share		$(0.53)	$(0.14)

Weighted average common shares outstanding
Basic and diluted		588,395,935	554,755,412

The accompanying notes are an integral part of these consolidated financial statements.

2

NexGen Energy Ltd.
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)

	Note
		2025	2024

Net loss for the year:		$(309,676)	$(77,559)
Adjust for:

Depreciation	6	2,200	2,252

Share-based payments	10(b)	38,222	29,534

Mark-to-market (gain) loss on convertible debentures	9	78,178	(18,375)

Interest expense on convertible debentures	9	46,446	32,497

Interest on lease liabilities and accretion expense		285	110

Share of net loss from associate	7	279	13,798

Loss on dilution of ownership interest in associate	7	11,481	113

Impairment loss on investment in associate	7	81,009	–

Mark-to-market loss on derivative instruments	13	2,133	–

Deferred income tax (recovery) expense	14	14,108	(4,567)

Unrealized foreign exchange loss		1,696	4,040

Finance income		(1,084)	–

Other expense		–	159

Operating cash flows before working capital		(34,723)	(17,998)

Changes in working capital items:

Amounts receivable		(503)	127

Prepaid expenses and other		(15,600)	(6,028)

Accounts payable and accrued liabilities		3,314	(188)

Cash used in operating activities		$(47,512)	$(24,087)
Expenditures on exploration and evaluation assets	5	(185,094)	(128,322)

Acquisition of property and equipment	6	(505)	(2,361)

Acquisition of short-term investments		(320,000)	–

Investment in IsoEnergy	7	(18,250)	–

Cash used in investing activities		$(523,849)	$(130,683)
Proceeds from at-the-market equity program, net of issuance costs	10(a)	–	130,237

Proceeds from ASX CDI offering, net of issuance costs	10(a)	–	215,780

Proceeds from global offering, net of issuance costs	10(a)	903,728	–

Proceeds from exercise of stock options	10(a)	34,703	20,160

Restricted cash	13	(8,216)	–

Payment of lease liabilities		(1,037)	(1,035)

Interest paid on convertible debentures	9	(29,735)	(20,502)

Cash provided by financing activities		$899,443	$344,640
Effect of exchange rates on cash and cash equivalents		(2,091)	(4,026)

Increase in cash		$325,991	$185,844

Cash, beginning of year		476,587	290,743
Increase in cash		325,991	185,844

Cash, end of year		$802,578	$476,587
 Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

3

NexGen Energy Ltd.
Consolidated
Statements
of Changes in Equity
(expressed in thousands of Canadian dollars, except share information)

		Share Capital
		Common Shares
	Note	Number	Amount	Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance at December 31, 2023		525,340,525	$1,009,130	$116,934	$(2,041)	$(304,004)	$820,019
At-the-market equity program, net of issuance costs	10	13,000,800	129,955	–	–	–	129,955
Shares issued on ASX CDI Offering, net of issuance costs	10	20,161,290	215,664	–	–	–	215,664
Share-based payments	10(b)	–	–	36,445	–	–	36,445
Shares issued on exercise of stock options	10(b)	8,757,006	30,920	(10,760)	–	–	20,160
Shares issued for convertible debenture interest payments	9	919,803	10,064	–	–	–	10,064
Shares issued for convertible debentures establishment fee	9	909,090	10,235	–	–	–	10,235

Net loss		–	–	–	–	(77,559)	(77,559)

Other comprehensive income		–	–	–	14,058	–	14,058
Balance at December 31, 2024		569,088,514	$1,405,968	$142,619	$12,017	$(381,563)	$1,179,041

Balance at December 31, 2024		569,088,514	$1,405,968	$142,619	$12,017	$(381,563)	$1,179,041
Shares issued on global offering, net of issuance costs	10	78,914,110	903,243	–	–	–	903,243
Share-based payments	10(b)	–	–	48,111	–	–	48,111
Shares issued on exercise of stock options	10(b)	10,415,004	52,679	(17,976)	–	–	34,703
Shares issued for convertible debenture interest payments	9	1,542,444	16,061	–	–	–	16,061

Net loss		–	–	–	–	(309,676)	(309,676)

Other comprehensive loss		–	–	–	(39,375)	–	(39,375)
Balance at December 31, 2025		659,960,072	$2,377,951	$172,754	$(27,358)	$(691,239)	$1,832,108

The accompanying notes are an integral part of these consolidated financial statements.

4

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

1.	REPORTING ENTITY
NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration and development stage entity engaged in the acquisition, exploration and evaluation and development of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.
The Company is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada. On July 2, 2021, the Company commenced trading on the Australian Stock Exchange (the “ASX”) under the symbol “NXG”. On March 4, 2022, the Company up-listed
from NYSE American exchange (the “NYSE American”) and began trading on the New York Stock Exchange (“NYSE”) under the symbol “NXE”.
The Company has certain wholly owned subsidiaries that were incorporated to hold certain exploration assets of the Company. In 2016, exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. Subsequent to the transfer, IsoEnergy shares were listed on the
TSX-V.
On December 5, 2023, NexGen deconsolidated IsoEnergy due to the completion of a merger between IsoEnergy and Consolidated Uranium Inc. (“CUR”), which resulted in NexGen losing control of IsoEnergy. The Company’s investment in IsoEnergy has been accounted for using the equity method of accounting from this date. The Company owns approximately 30.0% of IsoEnergy’s outstanding common shares as of December 31, 2025 (December 31, 2024 - 32.8%). IsoEnergy’s shares commenced trading on the TSX on July 8, 2024 as well as on the NYSE American on May 5, 2025, and ceased trading on the
TSX-V
at the close of business on July 5, 2024.

2.	NATURE OF OPERATIONS
As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at December 31, 2025, the Company had an accumulated deficit of $691,239, working capital surplus of $517,250 including the convertible debentures, and $1,123,662 of cash and short-term investments. Although the Company will be required to obtain additional funding to continue with the exploration and development of its mineral properties, the Company has sufficient working capital as of December 31, 2025, mainly as a result of an equity financing with gross proceeds of approximately $948.6 million (Note 10) completed in October 2025, to meet its current obligations for at least the next fifteen months.
The business of exploring for minerals and development of projects involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively, NexGen’s ability to dispose of its exploration and evaluation assets on an advantageous basis; global economic and uranium price volatility; and the challenges of securing adequate capital, all of which are uncertain.
The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

3.	BASIS OF PREPARATION
Statement of Compliance
These consolidated financial statements for the year ended December 31, 2025, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial
Reporting
Interpretations Committee (“IFRIC”). The consolidated financial statements were authorized for issue by the Board of Directors on March 3, 2026.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

Basis of Presentation
These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value, including the convertible debentures issued by the Company (Note 9), and the USD/CAD forward contract (Note 13). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All monetary references expressed in these notes are references to Canadian dollar amounts (“$”), except as otherwise noted. These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.
Critical accounting judgments, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the asset or liability affected in future periods.
Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
The information about significant areas of estimation uncertainty considered by management in preparing the financial statements is as follows:

i.	Share-based payments
The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of broker warrants. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. Refer to Note 10 for further details.

ii.	Convertible debentures
The Company uses a model based on a system of two coupled Black-Scholes equations to determine the fair value of the convertible debentures. This model involves five key inputs to determine the fair value of the convertible debentures: risk-free interest rate, credit spread, market price at valuation date, expected dividend yield, USD/CAD foreign exchange rate and historical volatility. Certain inputs are estimates that involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Refer to Note 9 for further details.

iii.	Exploration and evaluation assets
The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have reached a stage which permits a reasonable assessment of the existence of reserves. The determination of reserves and resources is itself an estimation process that requires varying degrees of uncertainty depending on how the resources are classified.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

iv.	Strategic Inventory
Net realizable value is an estimate which requires judgment to determine the expected selling price and estimated costs of completion of the strategic inventory. The cost of inventories may not be recoverable if there is a significant decrease in selling price, or if the estimated costs of completion have increased. Estimates of net realizable value are based on the most reliable evidence available at the time the estimate is made, of the amount the inventories are expected to realize. These estimates take into consideration fluctuations of price or costs directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the period.

v.	Assessment of Control
Control is achieved when the Company is exposed to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee. When evaluating whether the Company has power over an investee, factors beyond holding the majority of the voting rights are considered, including the size of the investor’s holding of voting rights relative to the size and dispersion of other vote holders, substantive potential voting rights, rights arising from other contractual arrangements, and rights sufficient to unilaterally direct the relevant activities of the investee (i.e. de facto control). Where it is not clear, having considered these additional factors, that the Company has power, the Company does not control the investee. Judgment is required in determining whether the Company has power over the investee when the Company does not hold the majority of the voting rights of the investee.

vi.	Impairment Assessment of Investment in Associate
At each balance sheet date, the Company considers whether there is objective evidence of impairment, including significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the associate operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

4.	MATERIAL ACCOUNTING POLICIES
The material accounting policies set out below have been applied consistently to all years presented in these financial statements:

a)	Functional and presentation currency
These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.
Translation of transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured.
Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange in effect at the reporting date.
Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Translation gains or losses are recognized in profit or loss.

b)	Consolidation
The accounts of the subsidiaries controlled by the Company are included in the consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved when the Company is exposed to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee.
Intercompany balances, transactions, income and expenses arising from intercompany transactions are eliminated in full on consolidation.
On September 27, 2023, IsoEnergy and CUR announced that they entered into a definitive agreement for a share-for-share
merger of IsoEnergy and CUR (the “Merger”). Under the terms of the Merger, CUR shareholders received 0.500 of a common share of IsoEnergy (each whole share, an “IsoEnergy Share”) for each CUR share held.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

On December 5, 2023, upon completion of the Merger, NexGen’s ownership in IsoEnergy decreased from 48.7% immediately prior to the transaction to 34.0%, resulting in NexGen’s loss of control of IsoEnergy. NexGen retained significant influence over IsoEnergy, and the investment was recorded at its fair value
on December 5, 2023, upon initial recognition. As at December 31, 2025, NexGen’s ownership in IsoEnergy was 30.0% (December 31, 2024 – 32.8%).

c)	Investments in Associates
Investments over which the Company exercises significant influence but does not control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.
The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for our proportionate share of the profit (loss), other comprehensive income (loss), and any other changes in the associates’ net assets, such as further investments or dividends.
The proportionate share of the associate’s profit (loss) and other comprehensive income (loss) is based on the associate’s most recent financial statements. Adjustments are made to align any inconsistencies between accounting before applying the equity method.
At each balance sheet date, the Company considers whether there is objective evidence of an impairment in associates.

d)	Exploration and evaluation assets
Once the legal rights to explore a property have been obtained, exploration and evaluation costs are capitalized as exploration and evaluation assets on an area of interest basis pending determination of the technical feasibility and the commercial viability of the project. Capitalized costs include costs directly related to exploration and evaluation activities in the area of interest. When a claim is relinquished or a project is abandoned, the related costs are recognized in the statement of net income (loss) and comprehensive income (loss) immediately.
Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.
Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. A property may be subject to unregistered prior agreements or inadvertent non-compliance
with regulatory requirements.
Management periodically assesses exploration and evaluation assets for events or circumstances that may indicate possible impairment.
Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining assets and development assets within property, plant and equipment.

e)	Inventories
Inventories are measured at the lower of cost and net realizable value at each reporting period. Cost is comprised of cost of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is based on the most reliable evidence available at the time the estimates are made, of the amount the inventories are expected to realize in the time period the inventories are
expected to be sold. Inventories that are not expected to be sold within 12 months are classified as strategic inventory, a non-current
asset.

f)	Impairment
An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit (“CGU”), exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to CGUs and then to reduce the carrying amount of the other assets in the unit on a pro-rata
basis.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.
An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined net of applicable depreciation had no impairment loss been recognized in previous years.

g)	Decommissioning and restoration provisions
Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. At the time a provision is initially measured, to the extent that it is probable that future economic benefits associated with the reclamation, decommissioning and restoration expenditure will flow to the Company, the corresponding cost is capitalized as an asset. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted at a pre-tax
rate that reflects current market assessments of the time value of money.
Over time the carrying value of the liability is adjusted for the changes in the present value based on the discount rate. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount receivable can be measured reliably.
Changes in reclamation estimates are accounted for prospectively as a change in the corresponding capitalized cost. The Company recorded a decommissioning and restoration provision of $5,455 for the twelve months ended December 31, 2025, which is included in other non-current
liabilities.
In connection with future decommissioning and reclamation costs, the Company has provided financial assurances of $6,195 (2024 - nil) in the form of surety bond to satisfy current regulatory requirements.

h)	Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity.
Common
shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

i)	Share-based payments
The Company’s stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payments expense with a corresponding increase in equity reserves. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest.
At each financial reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to non-employees
and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the equity instruments granted, otherwise share-based payment awards to non-employees
are measured at the fair value of goods or services received. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

j)	Earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing the earnings attributable to the
Company’s common shareholders for the year by the weighted average number of common shares outstanding during the year.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

T
he Company uses the treasury stock method to compute the dilutive effect of options, warrants and other similar instruments. Under this method, the weighted average number of shares outstanding used in the calculation of diluted earnings (loss) per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the period. Shares to be issued on existing stock options, warrants and convertible debentures are excluded from the computation of diluted earnings (loss) per share if they are anti-dilutive.

k)	Income taxes
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of net income (loss) except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plan for the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

l)	Financial instruments

i.	Classification
The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument
basis) to designate them as FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them as FVTPL (such as the convertible debentures).
The Company holds derivative financial instruments classified as FVTPL to reduce exposure to fluctuations in foreign currency exchange rates on convertible debenture US dollar interest payments. Derivative financial instruments are initially recognized at fair value in the consolidated statements of financial position. Subsequent to initial recognition, derivatives are measured at fair value and changes in fair value are recognized in profit or loss.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

The Company has the following financial instruments, which are classified under IFRS 9 in the table below:

Financial assets/liabilities	Classification

Cash	Amortized cost

Amounts receivable	Amortized cost

Short-term investments	Amortized cost

Accounts payable and accrued liabilities	Amortized cost

Derivative liability	FVTPL

Convertible debentures	FVTPL

ii.	Measurement
Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.
Financial assets and liabilities at FVTPL
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive loss. The Company has elected to combine the host debt and conversion option and to measure the combined convertible debenture instruments at FVTPL (Note 9).

iii.	Impairment of financial assets at amortized cost
Under IFRS 9, the Company recognizes a loss allowance using the expected credit loss model on financial assets that are measured at amortized cost.
At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

iv.	Derecognition
Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net income (loss).
Financial liabilities
The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash
assets transferred or liabilities assumed, is recognized in the consolidated statements of net income (loss).

m)	Adoption of new accounting standards
In April 2024, the International Accounting Standards Board issued
IFRS 18 Presentation and Disclosure in Financial Statements
(“IFRS 18”), which replaces
IAS 1 Presentation of Financial Statements
. The new standard introduces a new structure for the statement of net income (loss), where income and expenses are required to be presented within three defined categories of operating, investing, and financing, and specifies certain defined totals and subtotals. Additionally, where company-specific measures related to the income statement are provided outside the financial statements, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures.
IFRS 18 provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor
will it affect which items are classified in other comprehensive income or how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, with retrospective application required. The Company is currently in the process of assessing the impact of the new standard.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

5.	EXPLORATION AND EVALUATION ASSETS

	Rook I	Other Athabasca Basin Properties	Total
Deferred exploration and acquisition costs
Balance at December 31, 2024	559,428	25,461	584,889
Additions:
Camp and infrastructure	25,015	–	25,015
General exploration and drilling	31,059	–	31,059
Environmental, permitting, and engagement	17,486	–	17,486
Technical, engineering and design	87,346	–	87,346
Acquisition and other costs	16,578	710	17,288
Labour and wages	33,933	–	33,933
Share-based payments (Note 10(b))	9,889	–	9,889
Asset retirement obligation assets	5,365	–	5,365
Total Additions	226,671	710	227,381
Balance at December 31, 2025	$786,099	$26,171	$812,270

	Rook I	Other Athabasca Basin Properties	Total
Deferred exploration and acquisition costs
Balance at December 31, 2023	428,633	22,723	451,356
Additions:
Camp and infrastructure	13,510	–	13,510
General exploration and drilling	25,040	615	25,655
Environmental, permitting, and engagement	16,261	–	16,261
Technical, engineering and design	38,500	–	38,500
Acquisition and other costs	1,609	1,593	3,202
Labour and wages	28,964	530	29,494
Share-based payments (Note 10(b))	6,911	–	6,911
Total Additions	130,795	2,738	133,533
Balance at December 31, 2024	$559,428	$25,461	$584,889

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

6.	PROPERTY AND EQUIPMENT

	Machinery and Equipment	Computer Equipment and Software	Other	Total
Cost
As at December 31, 2023	$8,366	$1,979	$6,144	$16,489
Additions	2,109	252	–	2,361
Disposals	(159)	–	–	(159)
As at December 31, 2024	$10,316	$2,231	$6,144	$18,691
Additions	437	67	3,907	4,411
Balance at December 31, 2025	$10,753	$2,298	$10,051	$23,102

Accumulated Depreciation
As at December 31, 2023	$5,179	$1,828	$4,078	$11,085
Depreciation	1,047	149	1,056	2,252
As at December 31, 2024	$6,226	$1,977	$5,134	$13,337
Depreciation	1,033	157	1,010	2,200
Balance at December 31, 2025	$7,259	$2,134	$6,144	$15,537

Net book value at December 31, 2024	$4,090	$254	$1,010	$5,354
Net book value at December 31, 2025	$3,494	$164	$3,907	$7,565

7.	INVESTMENT IN ASSOCIATE

Balance at December 31, 2023	$240,116
Loss on dilution of ownership interest in associate	(113)
Share of net loss from associate	(13,798)
Share of other comprehensive income from associate	3,389
Balance at December 31, 2024	$229,594
Loss on dilution of ownership interest in associate	(11,481)
Share of net loss from associate	(279)
Share of other comprehensive loss from associate	(1,230)
Acquisition of additional investment in associate	18,250
Impairment loss	(81,009)
Balance at December 31, 2025	$153,845
Fair value of investment in associate as at December 31, 2025	$205,820
The fair value of the investment in associate as at December 31, 2025 is measured using the closing market price of IsoEnergy on December 31, 2025. On March 20, 2025, IsoEnergy completed a 4:1 common share consolidation. The Company performs an impairment indicator assessment on its investment in IsoEnergy at each period end. The assessment is based on the review of observable data indicating whether one or more events have occurred since the initial recognition of the investment that have impacted the estimated future cash flows from the net investment and can be reliably estimated. The observable data reviewed includes, but is not limited to recent share price history indicating a significant or prolonged decline in the share price of the associate. On March 31, 2025, the Company determined the carrying value of its investment in IsoEnergy had become impaired due to the significant and prolonged decline in the fair value of the IsoEnergy shares as a result of macroeconomics circumstances and recorded a loss of $81,009.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

Summarized financial information for IsoEnergy is as follows:

	December 31, 2025	December 31, 2024
Cash	$62,906	$21,295
Other current assets	2,659	7,110
Marketable securities	53,452	31,181
Non-current assets	297,941	281,249
Total assets	$416,958	$340,835

Current liabilities	12,399	35,104
Non-current liabilities	3,133	2,568
Total liabilities	$15,532	$37,672

	Year ended Dec 31, 2025	Year ended Dec 31, 2024
Net loss	$(1,127)	$(42,135)
Other comprehensive income (loss)	$(3,636)	$10,172
Total comprehensive loss	$(4,763)	$(31,963)

8.	STRATEGIC INVENTORY
On May 28, 2024, the Company closed an agreement to purchase 2,702,411 pounds of natural uranium concentrate (“U
3
O
8
”) for an aggregate purchase price of $341,150 (US$250 million), which was satisfied through the issuance of US$250 million aggregate principal amount of five year, 9.0% per annum (6% payable in cash, 3% payable in common shares of the Company) unsecured convertible debentures (the “2024 Debentures”) (Note 9). The strategic
inventory is valued at the lower of cost and net realizable value of $341,150 as at December 31, 2025.

9.	CONVERTIBLE DEBENTURES

	2024 Debentures	2023 Debentures	Total
Fair value at December 31, 2023	$–	$158,478	$158,478
Fair value on issuance	330,916	–	330,916
Fair value adjustment	(33,203)	(408)	(33,611)
Fair value at December 31, 2024	$297,713	$158,070	$455,783
Fair value adjustment	84,348	46,083	130,431
Fair Value at December 31, 2025	$382,061	$204,153	$586,214
The fair value adjustment is attributable to
mark-to-market
loss of $130,431 for the year ended December 31, 2025 (December 31, 2024 - gain of $33,611). The loss for the year ended December 31, 2025 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive loss of a loss of $52,253 for the year ended December 31, 2025 (December 31, 2024 - gain of $15,236) and the remaining amount recognized in the consolidated statement of net loss for the year ended December 31, 2025 with a loss of $78,178 (December 31, 2024 - gain of $18,375).
As at December 31, 2025, $2,594 of accrued interest relating to the 2023 and 2024 Debentures (as defined below) is included in accounts payable and accrued liabilities (December 31, 2024 - $2,719) and the interest expense during the year ended December 31, 2025 was $46,446 (December 31, 2024 - $32,497).

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

2023 Debentures
On September 22, 2023, the Company entered into a US$110 million private placement of unsecured convertible debentures (the “2023 Debentures”). The Company received gross proceeds of $148,145 (US$110 million) and paid a 3% establishment fee of $4,443 (US$3,300) through the issuance of 634,615 common shares to the debenture holders. The fair value of the 2023 Debentures on issuance date was determined to be $143,702 (US$106,700).
The 2023 Debentures bear interest at a rate of 9% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 6% per annum) is payable in cash and one third of the interest (equal to 3% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the NYSE for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. The 2023 Debentures are convertible at any time into common shares of the Company at the option of the debenture holders under certain conditions, at a conversion price of US$6.76 into a maximum of 16,272,189 common shares of the Company.
The 2023 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at December 31, 2025 and December 31, 2024 are as follows:

	December 31, 2025	December 31, 2024
Volatility	43.00%	40.00%
Expected life	2.7 years	3.7 years
Risk free interest rate	3.32%	4.05%
Expected dividend yield	0%	0%
Credit spread	15.66%	22.89%
Underlying share price of the Company	US$9.20	US$6.60
Conversion exercise price	US$6.76	US$6.76
Exchange rate (C$:US$)	$ 0.7287	$ 0.6952
2024 Debentures
On May 28, 2024, the Company closed an agreement to purchase 2,702,411 pounds of U
3
O
8
(Note 8) for an aggregate purchase price of US$250 million, which was satisfied through the issuance of US$250 million of unsecured convertible debentures. The Company paid a 3% establishment fee of $10,235 (US$7,500) to the debenture holders through the issuance of 909,090 common shares. The fair value of the 2024 Debentures on issuance date was determined to be $330,916 (US$242,500).
The 2024 Debentures bear interest at a rate of 9% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 6% per annum) is payable in cash and one third of the interest (equal to 3% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the VWAP of the common shares on the NYSE for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. The 2024 Debentures are convertible at any time into common shares of the Company at the option of the debenture holders under certain conditions, at a conversion price of US$10.73 into a maximum of 23,299,161 common shares of the Company.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

The 2024 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at December 31, 2025 and December 31, 2024 are as follows:

	December 31, 2025	December 31, 2024
Volatility	43.00%	40.00%
Expected life	3.4 years	4.4 years
Risk free interest rate	3.35%	4.04%
Expected dividend yield	0%	0%
Credit spread	15.64%	22.89%
Underlying share price of the Company	US$9.20	US$6.60
Conversion exercise price	US$10.73	US$10.73
Exchange rate (C$:US$)	$ 0.7287	$ 0.6952

10.	SHARE CAPITAL

(a)	Authorized capital
Unlimited common shares without par value.
Unlimited preferred shares without par value.
Share issuances for the twelve months ended December 31, 2025:
During the twelve months ended December 31, 2025, the Company issued 10,415,004 shares on the exercise of stock options for gross proceeds of $34,703 (Note 10(b)). As a result of the exercises, $17,976 was reclassified from reserves to share capital.
On October 15, 2025, the Company closed a global offering comprising of 33,112,583 common shares sold on a bought deal basis at a price of $12.08 per share and a concurrent offering of 45,801,527 common shares which was settled as CHESS Depository Interests (“CDIs”) on the ASX at a price of A$13.10 per share, for gross proceeds of approximately $948.6 million and incurred transaction costs of $41.9 million and other fees of approximately $3.9 million.
On June 10, 2025, the Company issued 906,785 shares relating to the interest payment on the 2023 Debentures and 2024 Debentures at a fair value of $7,880 (Note 9).
On December 10, 2025, the Company issued 635,659 shares relating to the interest payment on the 2023 Debentures and 2024 Debentures at a fair value of $8,181 (Note 9).
Share issuances for the year ended December 31, 2024:
During the year ended December 31, 2024, the Company issued 13,000,800 shares under its at-the-market
equity program (the “ATM Program”), pursuant to the terms and conditions of an equity distribution agreement dated December 11, 2023 (the “December Sales Agreement”) between NexGen and Virtu Canada Corp. (formerly ITG Canada Corp.) as Canadian agent, and Virtu Americas LLC, as U.S. agent (together, the “Agents”), at an average price of $10.38 per share for gross proceeds of $134,948 and recognized $4,993 of share issuance costs, consisting of commission fees of $1,349 and other transaction costs of $3,644.
On May 14, 2024, the company closed an offering of 20,161,290 common shares, settled in the form of CDIs listed on the ASX for gross proceeds of $226,000 and recognized share issuance costs of $10,336, consisting of commission fees of $9,084 and other transaction costs of $1,252. Concurrent with and to facilitate the offering, NexGen and the Agents agreed to amend the December Sales Agreement by reducing the aggregate value of common shares that may be offered and sold under the ATM Program from up to $500 million to up to approximately $275.9 million.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

During the year ended December 31, 2024, the Company issued 8,757,006 shares on the exercise of stock options for gross proceeds of $20,160 (Note 10(b)). As a result of the exercises, $10,760 was reclassified from reserves to share capital.
On May 28, 2024, the Company issued 909,090 shares relating to the establishment fee for the 2024 Debentures at a fair value of $10,235 (Note 9).
On June 10, 2024, the Company issued 215,219 shares relating to the interest payment on the 2023 Debentures at a fair value of $2,088 (Note 9).
On December 10, 2024, the Company issued 704,584 shares relating to the interest payment on the 2023 Debentures and 2024 Debentures at a fair value of $7,976 (Note 9).

(b)	Share options
Pursuant to the Company’s shareholder approved stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.
The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.
A summary of the changes in the share options is presented below:

	Options outstanding	Weighted average exercise price (C$)
As at December 31, 2023	51,565,802	$5.08
Granted	5,953,000	9.26
Exercised	(8,757,006)	2.30
Forfeited	(145,001)	7.06
As at December 31, 2024	48,616,795	$6.09
Granted	11,964,167	11.74
Exercised	(10,415,004)	3.33
Expired	(201,668)	8.03
Forfeited	(436,665)	8.13
At December 31, 2025 - Outstanding	49,527,625	$8.01
At December 31, 2025 - Exercisable	39,702,519	$7.20

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

The following table summarizes information about the exercisable share options outstanding as at December 31, 2025:

		Options Outstanding		Options Exercisable
Range of exercise price	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
$4.53- $5.99	1.11	22,254,730	$5.59	22,254,730	$5.59
$6.00 - $7.99	2.85	6,184,062	$7.10	5,692,395	$7.06
$8.00 - $9.99	3.71	9,570,000	$9.36	6,653,333	$9.35
$10.00 - $13.04	4.62	11,518,833	$12.05	5,102,061	$11.56
	2.65	49,527,625	$8.01	39,702,519	$7.20
The
following
weighted average assumptions were used for Black-Scholes valuation of the share options granted:

	Twelve months ended Dec 31,
	2025	2024
Expected stock price volatility	57.29%	61.62%
Expected life of options	5 years	5 years
Risk free interest rate	3.03%	3.00%
Expected forfeitures	0%	0%
Expected dividend yield	0%	0%
Weighted average fair value per option granted in period	$6.07	$5.05
Weighted average exercise price	$11.74	$9.26
Share-based payments for options vested for the twelve months ended December 31, 2025 amounted to $48,111 (twelve months ended December 31, 2024 - $36,445) of which $38,222 (twelve months ended December 31, 2024 - $29,534) was expensed to the statement of net loss and comprehensive loss and $9,889 (twelve months ended December 31, 2024 - $6,911) was capitalized to exploration and evaluation assets (Note 5 and 11).

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

11.	SUPPLEMENTAL CASH FLOW INFORMATION
The Company did not have any cash equivalents as at December 31, 2025 and December 31, 2024.
Schedule of
non-cash
investing and financing activities:

	Twelve months ended Dec 31,
	2025	2024
Capitalized share-based payments	$9,889	$6,911
Exploration and evaluation asset expenditures included in accounts payable and accrued liabilities	18,726	(5,877)
Interest expense included in accounts payable and accrued liabilities	2,594	1,931
Decommissioning and restoration provision included in exploration and evaluation assets	5,365	–
Shares issued for convertible debenture interest payments	(16,061)	(10,235)
Lease extension	3,907	–
Issuance of convertible debentures	–	330,916
Purchase of U 3 O 8 strategic inventory	–	(341,150)

12.	RELATED PARTY TRANSACTIONS
The remuneration of key management which
includes
directors and management personnel responsible for planning, directing, and controlling the activities of the Company during the period was as follows:

	Twelve months ended Dec 31,
	2025	2024
Short-term compensation (1)	$5,950	$6,034
Share-based payments (2)	32,397	24,747
Consulting fees (3)	130	130
	$38,477	$30,911
(1)
Short-term compensation to key management personnel for the twelve months ended December 31, 2025 amounted to $5,950 (2024 - $6,034) of which $5,488 (2024 - $6,034) was expensed and included in salaries, benefits, and directors’ fees on the statement of net loss and comprehensive loss and $462 (2024 - nil) was capitalized to exploration and evaluation assets.
(2)
Share-based payments to key management personnel for the twelve months ended December 31, 2025 amounted to $32,397 (2024 - $24,747) of which $30,486 (2024 - $24,747) was expensed and $1,911 (2024 -

nil) was capitalized to exploration and evaluation assets.
(3)
Consulting fees were expensed and included in professional fees and insurance on the statement of net loss and comprehensive loss and relate to services from a company associated with one of its directors in relation to advice on corporate matters.
The Company received rental income for shared office space from an associate for the twelve months ended December 31, 2025 of $6 (2024 - $34).
On February 28, 2025, IsoEnergy completed a
non-brokered
private placement of 2.5 million common shares at a price of $2.50 per share with the Company for gross proceeds of $6,250. On June 24, 2025, IsoEnergy completed bought deal financing in which the Company participated by purchasing of 1.2 million common shares at a price of $10.00 per share with the Company for aggregate gross proceeds of $12,000. On March 20, 2025, IsoEnergy completed a
1-for-4
share consolidation.
As at December 31, 2025, there was $43 (December 31, 2024 - $43) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company’s financial instruments consist of cash, amounts receivable, short-term investments, lease receivable, accounts payable and accrued liabilities, derivatives and convertible debentures.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.
The three levels of the fair value hierarchy are:

●	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 - inputs that are not based on observable market data.
The Company’s cash, amounts receivable, short-term investments, accounts payable and accrued liabilities, and lease receivable are classified as Level 1 as the fair values of the Company’s cash, amounts receivable, short-term investments and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature and the lease receivable’s fair value is equal to its carrying value.
The convertible debentures are
re-measured
at fair value at each reporting date with any change in fair value recognized in the consolidated statement of net loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive loss (Note 9).
In the twelve months ended December 31, 2025, an
increase
in the Company’s closing share price and decrease in the Company’s credit spread, partially offset by a strengthening of the CAD against the USD foreign exchange rate between December 31, 2024 and December 31, 2025, resulted in an increase to the fair value of the convertible debentures and corresponding loss of $130,431, which was bifurcated between the consolidated statement of net loss and other comprehensive loss. The loss recognized in the consolidated statement of net loss of $78,178 for the twelve months ended December 31, 2025 comprises the foreign exchange gain resulting from the stronger CAD, partially offset by the loss due to the increase in the Company’s closing share price. $52,253 of the loss is presented in other comprehensive income (loss) and relates to the decrease in the Company’s credit spread from approximately 22.9% at December 31, 2024 to approximately 15.6% as at December 31, 2025. The reduction in the credit spread was partially driven by the de-risking
of the Rook I Project following receipt of the
two-part
Canadian Nuclear Safety Commission Hearing dates, as well as the completion of the first hearing on November 19, 2025 with the second scheduled for February 9 to 12, 2026. The credit spread is determined using Option-Adjusted Spreads of existing US traded debts that have a similar credit rating to the Company. The convertible debentures are classified as Level 2.
The derivatives consist of foreign currency contracts and are measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date. As of December 31, 2025, restricted cash of $8,000 held by the counterparty in respect of open foreign exchange contracts is included in other non-current
assets. The
foreign
currency derivatives are classified as Level 2.
Financial Risk
The Company is exposed to varying degrees of a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:
Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash, amounts receivable, short term investments, lease receivable, and restricted cash. The Company holds cash, short-term investments and restricted cash with large Canadian banks. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada. The lease receivable is secured by the leased equipment. Accordingly, the Company does not believe it is subject to significant credit risk.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

The Company’s maximum exposure to credit risk is as follows:

	December 31, 2025	December 31, 2024
Cash	$802,578	$476,587
Short-term investments	321,084	–

Amounts receivable	2,232	1,727
Lease receivable	2,989	3,502
Restricted cash	8,000	–
	$1,136,883	$481,816
Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2025, NexGen had cash of $802,578 to settle current liabilities of $630,376 including the convertible debentures.
The Company’s significant undiscounted commitments at December 31, 2025 are as follows (the convertible debentures are classified as a current liability, however there is no obligation to cash settle these in the next twelve months):

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Accounts payable and accrued liabilities	$40,347	$–	$–	$–	$40,347
Interest payable	2,594	–	–	–	$2,594
Convertible debentures (Note 9)	586,214	–	–	–	586,214
Lease liabilities	1,508	3,443	1,327	1,216	7,494
	$630,663	$3,443	$1,327	$1,216	$636,649
Foreign
Currency Risk
The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar denominated cash, US dollar accounts payable and the convertible debentures. The Company maintains Canadian and US dollar bank accounts in Canada.
The Company is exposed to foreign exchange risk on its US dollar denominated convertible debentures. At maturity, the aggregate US$360 million principal amount of the convertible debentures is due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the convertible debentures until June 10, 2026. On January 22, 2025, the Company entered a USD/CAD forward contract to hedge the balance of the foreign currency risk associated with the US dollar interest payments on the convertible debentures due to maturity. The forward contract has a notional amount of approximately $82.5 million (US$60 million), at an average rate of 1.3851, of which $73.0 million will be settled in the next 1 to 3 years and the remaining $9.5 million will be settled in the next 4 to 5 years. The fair value of the forward contract is a liability of $2,133 as at December 31, 2025, $524 of which is current.
As at December 31, 2025, the Company’s US dollar net financial liabilities were US$417,041. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $57,235 change in net loss and comprehensive loss.
While the Company’s strategic inventory is not a financial instrument, the
prices of uranium are quoted in US dollars and routinely traded in US dollars, and fluctuations in the Canadian dollar relative to the US dollar can significantly impact the valuation of the Company’s physical uranium in Canadian dollars.

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

Equity and Commodity Price Risk
The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in share price may affect the valuation of the convertible debentures which may adversely impact its earnings.
Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.
Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash balances as of December 31, 2025. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The convertible debentures in an aggregate principal amount of US$360 million, carry fixed interest rates of 9.0% per annum and are not subject to interest rate fluctuations.

14.	INCOME TAXES
A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2025	2024
Net income (loss) before taxes for the year	$(295,568)	$(82,126)

Statutory rate	27.0%	27.0%
Expected income tax expense (recovery)	$(79,803)	$(22,174)

Permanent differences	22,786	11,639

Impact of (gain) loss recognized in other comprehensive income	14,108	(4,567)

Impact of (gain) loss on convertible debentures	27,686	(3,550)

Change in unrecognized deductible temporary differences	29,331	14,085
Deferred income tax expense (recovery)	$14,108	$(4,567)
The Company’s income tax recovery is comprised of the following:

	2025	2024
Deferred income tax expense (recovery)	$14,108	$(4,567)
Total	$14,108	$(4,567)
The Company’s deferred tax items recognized in other comprehensive income (loss) during the year:

	2025	2024
Change in fair value of convertible debentures attributable to the change in credit risk	$(14,109)	$4,114

Share of other comprehensive income (loss) of associate	1	453
Deferred tax expense (recovery) charged to OCI	$(14,108)	$4,567

NexGen Energy Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(expressed in thousands of Canadian dollars, except as otherwise stated)

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as calculated for income tax purposes give rise to the following deferred tax (assets) and liabilities:

	2025	2024
Exploration and evaluation assets	$104,697	$67,276

Convertible debentures	3,963	12,928

Non-capital losses	(119,402)	(103,636)

Investment in associate	10,742	23,432
Net deferred tax liabilities	$–	$–
Movement in the Company’s deferred tax liability balance in the year is as follows:

	2025	2024
Opening balance	$–	$–

Recognized in income tax expense (recovery)	14,108	(4,567)

Recognized in OCI/equity	(14,108)	4,567
Net deferred tax liabilities	$–	$–
The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

Temporary Differences	2025	Expiry Date Range	2024	Expiry Date Range
Non-capital losses available for future periods	$301,724	2030 to 2045	$122,375	2029 to 2044

Convertible debentures	4,769	–	9,925	–

Other	64,009	–	41,489	–
The Company has
non-capital
losses of $
743,952
(2024: $506,213) which
 expire from 2031 to 2045. In addition, the company has investment tax credits of $427 which expire in 2032.
Tax attributes are subject to review, and potential adjustment, by tax authorities.

15.	SEGMENTED INFORMATION
The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current
assets are located in Canada.

16.	SUBSEQUENT EVENTS
IsoEnergy has closed its private placement pursuant to which IsoEnergy issued 1,666,667 common shares at a price of $15.00 per share to the Company for aggregate gross proceeds of $25,000 at the same time as IsoEnergy closed an equity financing for aggregate gross proceeds of $57,501 for 3,833,410 shares on January 27, 2026.
Subsequent to December 31, 2025, the Company received gross proceeds of $7,830 from the exercise of 1,109,494 stock options.